Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

WideOpenWest, Inc.

Englewood, Colorado

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 13, 2024 (except as to the effect of the material weakness, which is dated September 4, 2024), relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of WideOpenWest, Inc. appearing in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2023. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023.

/s/ BDO USA, P.C.
Charlotte, North Carolina
November 4, 2024